Graubard Miller
The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 23, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:    North Shore Acquisition Corp.
  Registration Statement on Form S-1
  Filed September 20, 2007
  File No. 333-145278

Dear Mr. Owings:

On behalf of North Shore Acquisition Corp. (the ‘‘Company’’), we respond as follows to the Staff’s comment letter, dated November 21, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (‘‘Amendment No. 3’’), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to John Fieldsend. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.	We note your response to comment 1 in our letter dated October 19, 2007. Also, we note your changes to the Prospectus Summary on pages 3 and 12 of your document. We continue to believe, however, that the summary unnecessarily repeats information already appearing on the cover of the prospectus as well as the body of your document. Again, the summary section is only intended to provide a brief overview of the key aspects of the offering and not detailed information that properly appears in the body of the prospectus. Please revise.

We have revised the disclosure in the Prospectus Summary as requested.

2.	We note your response to comment 2 in our letter dated October 19, 2007. In your disclosure on page 37, you state that none of your officers, directors, existing stockholders, or their affiliates has ‘‘any present intention’’ to present you with any potential target business that they have become aware of through their other business activities. Also, you state that you do ‘‘not anticipate acquiring an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or an affiliate thereof) that is affiliated’’ with your officers, directors, and existing shareholders. Further, you state that ‘‘if circumstances change’’ and you determine that you will acquire this type of entity, you will request an opinion from an independent investment firm stating that the business combination is fair to your unaffiliated shareholders from a financial point of view. In addition, if you acquire an entity that your officers, directors, existing stockholders, or their affiliates become aware of through their other business activities or one that receives a financial investment from, an investment banking firm, or an affiliate of that firm, that is affiliated with your officers, directors, and existing shareholders, please discuss whether you will determine and disclose to your shareholders if the terms of the acquisition were similar to those you would have received from an unaffiliated third party.

We have revised the disclosure on page 35 of the Registration Statement as requested.

Summary Financial Data. page 13

3.	We note your response to comment 4 in our letter dated October 19, 2007. We continue to believe that non-current asset classification is appropriate for funds held in trust that will not be available to fund working capital requirements. In particular, because the funds will not be released from the trust account until the earlier of the completion of a business combination or your liquidation, it appears the funds ‘‘are restricted as to withdrawal or use for other than current operations’’ and should be excluded from current assets in accordance with paragraph 6 of Chapter 3 of ARB 43_ Furthermore, paragraph 4 of this guidance indicates that current assets include only those assets ‘‘reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.’’ On page 29, you disclose that you ‘‘will likely use substantially all of the net proceeds of this offering, including the funds held in the trust account, to acquire a target business and to pay, [your] expenses relating thereto.’’ In this regard, it appears you reasonably expect to use the funds held in trust to acquire a business, rather than to fund current operations, which further suggests that non-current classification is appropriate. Again see paragraph 6 of Chapter 3 of ARB 43. In light of the above cited guidance, please explain to us in detail how you concluded current asset classification is appropriate, including reference to the authoritative accounting literature you relied upon. Finally, please tell us whether you consulted your auditors with respect to this issue and whether they agree with your conclusion.

We have revised the disclosure on page 10 of the Registration Statement to revise the prior asset classification as requested.

Liquidation if No Business Combination. Page 42

4.	We note your response to comment 7 in our letter dated October 19, 2007. In the second full paragraph on page 43, you state that there is a possibility that the per share liquidation distribution may be greater than $8.00, and the likelihood of this possibility increases with the amount of time that it takes you to complete a business combination. Please disclose the necessary amount of funds, interest rates, and time required for the per share price to be $8.00 or greater and the likelihood that investors will receive this price upon liquidation.

We have revised the disclosure on page 40 of the Registration Statement as requested.

Financial Statements, page F-1

5.	Please disclose your fiscal year end and confirm for us that you are not required to update your audited financial statements in accordance with Rules 3-01(d) and 312 of Regulation S-X.

We have revised the disclosure on page F-7 of the Registration Statement to disclose the Company’s fiscal year end. We hereby confirm to the Staff that the Company is not yet required to update its audited financial statements in accordance with Rules 3-01(d) and 312 of Regulation S-X.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:    Barry J. Gordon
        Marc H. Klee